UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of June, 2006

                                 SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                            SPIRENT COMMUNICATIONS PLC

                              RESTRUCTURING ACTIONS

London, UK - 29 June 2006: Following the trading update on 14 June 2006, Spirent Communications plc ("Spirent") (LSE: SPT; NYSE: SPM), a leading communications technology company, is today reporting the following restructuring actions in its Communications businesses.

As previously stated, the Company is managing significant product transition in the current year:

   - within the Performance Analysis Broadband division, as sales of older platforms decrease and are replaced by the sales of new products; and
   - within the Service Assurance division, as legacy product revenues continue to decline, whilst investment is being made in new monitoring solutions for voice, video and data networks.

During this transition phase we said that we would continue to carefully manage the balance between the cost base and maintaining the capability to generate long term growth.

Accordingly, we are implementing restructuring actions in the Performance Analysis and Service Assurance divisions to realign resources and reduce operating expenses. The major part of these actions will take place in the Service Assurance division, which will enable it to maintain a near break-even result for the second half of 2006 (following the cost reductions outlined below, pro forma break-even sales for Service Assurance are estimated to be GBP36 million per year).

The total annualised cost reduction will be approximately GBP9.0 million per year. The cost of these actions is a one-time charge of GBP5.0 million of which GBP4.0 million will be in cash, to be expensed and reported in our forthcoming interim results on 10 August 2006.

Anders Gustafsson, Chief Executive of Spirent, commenting on the actions, said:

"The main consideration behind these restructuring actions is to ensure that our resources are allocated appropriately to develop our enhanced products. This will ensure that we can offer the platforms required by network equipment manufacturers for the development of their own products, and by service providers for the deployment of their next-generation networks."

                                    - ends -
Enquiries

Spirent Communications plc                                  +44 (0)1293  767676
Anders Gustafsson, Chief Executive
Eric Hutchinson, Chief Financial Officer

Smithfield                                                  +44 (0)20 7360 4900
Reg Hoare/Katie Hunt/Libby Young


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date _29 June 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*